Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Information Update
Released	08:40 02-May-07
Number	9339V

Michael Page INTERNATIONAL

R
Mi . PLC
02

07024383

MICHAEL PAGE INTERNATIONAL PLC (the "Company")

In accordance with Prospectus Rule 5.2, Michael Page International plc submits its Annual Information Update, following the publication of the 2006 financial statements on 18 April 2007.

The Annual Information Update covers the 12 months up to and including 2 May 2007.

1. RNS announcements

Details of all regulatory headlines can be downloaded from the Market News section of the London Stock Exchange website at www.londonstockexchange.co.uk/marketnews.

Date of publication	Headline	Brief Description
3 May 2006	Holdings in Company	Barclays plc holding 5.92%
3 May 2006	Holdings in Company	Capital Group holding 2.78%
8 May 2006	Annual Information Update	Details of public information
11 May 2006	Holdings in Company	Harris Associates L.P holding 6.74%
23 May 2006	Result of AGM	Resolutions at the Annual General Meeting
24 May 2006	Transaction in Own Shares	Purchase and cancellation of 1,000,000 shares
25 May 2006	Transaction in Own Shares	Purchase and cancellation of 250,000 shares
26 May 2006	Holding(s) in Company	Harris Associates L.P holding 5.75%
31 May 2006	Holding(s) in Company	Barclays plc holding 5.81%
5 June 2006	Holding(s) in Company	Barclays plc holding 6.56%
9 June 2006	Transaction in Own Shares	Purchase and cancellation of 4,450,000 shares
13 June 2006	Holding(s) in Company	Harris Associates L.P holding 4.98%
15 June 2006	Transaction in Own Shares	Purchase and cancellation of 800,000 shares
16 June 2006	Blocklisting Interim Review	Blocklisting six monthly review
16 June 2006	Transaction in Own Shares	Purchase and cancellation of 1,500,000 shares
19 June 2006	Holding(s) in Company	Harris Associates L.P holding 4.01%
19 June 2006	Transaction in Own Shares	Purchase and cancellation of 500,000 shares
21 June 2006	Holding(s) in Company	Barclays plc holding 7.05%
22 June 2006	Holding(s) in Company	Harris Associates L.P holding 2.74%
26 June 2006	Date announcement	Release date of trading update and half year results
6 July 2006	Q2 Trading update	RE: Q2 and First Half trading update
20 July 2006	Holding(s) in Company	Capital Group holding 3.0%
14 August 2006	Interim Results	RE: Half Year trading update
14 August 2006	Transaction in Own Shares	Purchase and cancellation of 1,500,000 shares
15 August 2006	Holding(s) in Company	Capital Group holding 3.0%
15 August 2006	Transaction in Own Shares	Purchase and cancellation of 1,000,000 shares

18 August 2006	Transaction in Own Shares	Purchase and cancellation of 400,000 shares
21 August 2006	Transaction in Own Shares	Purchase and cancellation of 500,000 shares
22 August 2006	Transaction in Own Shares	Purchase and cancellation of 1,000,000 shares
24 August 2006	Transaction in Own Shares	Purchase and cancellation of 1,000,000 shares
25 August 2006	Transaction in Own Shares	Purchase and cancellation of 700,000 shares
5 September 2006	Holding(s) in Company	Barclays plc holding 6.97%
16 September 2006	Holding(s) in Company	Capital Group holding 4.14%
15 September 2006	Director/PDMR Shareholding	Exercise of 108,133 options and disposal of 108,133 shares by C-H Dumon
15 September 2006	Holding(s) in Company	Capital Group holding 5.0%
26 September 2006	Holding(s) in Company	Capital Group holding 5.4%
26 September 2006	Holding(s) in Company	Barclays plc holding 5.97%
5 October 2006	Trading Statement	RE: Q3 trading update
17 October 2006	Holding(s) in Company	Barclays plc holding 4.81%
27 October 2006	Holding(s) in Company	Capital Group holding 6.3%
30 October 2006	Holding(s) in Company	Capital Group holding 6.33%
30 October 2006	Holding(s) in Company	Aegon UK plc holding 3.07%
31 October 2006	Transaction in Own Shares	Purchase and cancellation of 1,350,000 shares
31 October 2006	Holding(s) in Company	Barclays plc holding 3.94%
31 October 2006	Transaction in Own Shares	Purchase and cancellation of 570,000 shares
1 November 2006	Holding(s) in Company	Capital Group holding 7.18%
2 November 2006	Holding(s) in Company	Capital Group holding 8.77%
3 November 2006	Transaction in Own Shares	Purchase and cancellation of 3,900,000 shares
6 November 2006	Holding(s) in Company	AXA S.A holding 4.86%
8 December 2006	Holding(s) in Company	Capital Group holding 9.01%
15 December 2006	Blocklisting Interim Review	Blocklisting Six Monthly Return
15 December 2006	Total Voting Rights	Transparency Directive transitional provision
20 December 2006	Holding(s) in Company	Capital Group holding 9.01%
5 January 2007	Holding(s) in Company	Capital Group holding 9.03%
8 January 2007	Trading Statement	RE: Q4 and Full Year trading update
17 January 2007	Holding(s) in Company	Capital Group holding 9.03%
19 January 2007	Total Voting Rights	Transparency Directives transitional provision
7 February 2007	Appointment of Joint Broker	Appointment of Deutsche Bank
9 February 2007	Holding(s) in Company	JP Morgan Chase & Co holding 6.84%
28 February 2007	Final Results	RE: 2006 Full Year Results
5 March 2007	Total Voting Rights	Transparency Directives transitional provision
8 March 2007	Transaction in Own Shares	Purchase and cancellation of 2,500,000 shares
9 March 2007	Director/PDMR Shareholding	Announcement for the MPI Incentive Share Plan, MPI Annual Bonus Plan, MPI Executive Share Option Scheme Exercise of 78,946 options and disposal of 32,433 shares both by S Ingham & S Puckett
13 March 2007	Director/PDMR Shareholding	Release of shares under the Michael Page Annual Bonus Plan
13 March 2007	Transaction in Own Shares	Purchase and cancellation of 500,000 shares
19 March 2007	Holding(s) in Company	Capital Research & Management Company holding 8.3052%
21 March 2007	Holding(s) in Company	Aegon UK Group of Companies holding 3.65%
22 March 2007	Date of Trading Update	Change of date release of Q1 2007 trading update
27 March 2007	Director/PDMR Shareholding	Exercise of 218,959 options and disposal of 218,959 shares by G James
27 March 2007	Holding(s) in Company	Vidacos Nominees holding 4.283%
30 March 2007	Total Voting Rights	Transparency Directives transitional provision 6

4 April 2007	Trading Statement	2007 Q1 Trading Update
12 April 2007	Director/PDMR Shareholding	Exercise of options and disposal of shares by Steve Ingham, Stephen Puckett and Charles-Henri Dumon
17 April 2007	Holding(s) in Company	Aegon UK Group of Companies holding 2.97%
17 April 2007	Holding(s) in Company	Standard Life Investments Ltd holding 3.971%
27 April 2007	Annual Report and Accounts	2006 Annual Report / Notice of AGM / Proxy Form
27 April 2007	Total Voting Rights	Transparency Directives transitional Provision 6

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House at Companies House. Crown Way, Cardiff CF14 3UZ or through Companies House direct at www.direct.companieshouse.gov.uk.

Date of publication	Document type	Document Filed
9 May 2006	169	Purchase of own shares
9 May 2006	169	Purchase of own shares
9 May 2006	88(2)R	Return of Allotment of Shares
26 May 2006	122	Cancellation of own shares
5 June 2006	88(2)R	Return of Allotment of Shares
14 June 2006	RES09	AGM ordinary and special resolutions
15 June 2006	88(2)R	Return of Allotment of Shares
20 June 2006	287	Change of registered office
20 June 2006	288a	Secretary appointed
20 June 2006	288b	Secretary resigned
20 June 2006	AA	Group of Companies Accounts up to 31 December 2005
11 July 2006	88(2)R	Return of Allotment of Shares
13 July 2006	169	Purchase of own shares
13 July 2006	122	Cancellation of own shares
20 July 2006	169	Purchase of own shares
20 July 2007	122	Cancellation of own shares
22 August 2006	88(2)R	Return of Allotment of Shares
11 September 2006	288a	Secretary appointed
25 September 2006	288b	Secretary resigned
15 September 2006	169	Purchase of own shares
15 September 2006	122	Cancellation of own shares
19 September 2006	169	Purchase of own shares
19 September 2006	122	Cancellation of own shares
22 September 2006	169	Purchase of own shares
22 September 2006	122	Cancellation of own shares
25 September 2006	88(2)R	Return of Allotment of Shares
16 October 2006	288c	Change of Secretary's particulars
24 October 2006	88(2)R	Return of Allotment of Shares
28 November 2006	88(2)R	Return of Allotment of Shares
8 December 2006	169	Purchase of own shares
8 December 2006	122	Cancellation of own shares
5 January 2007	88(2)R	Return of Allotment of Shares
23 February 2007	88(2)R	Return of Allotment of Shares
26 February 2007	88(2)R	Return of Allotment of Shares
7 March 2007	363s	Annual Return
22 March 2007	88(2)R	Return of Allotment of Shares
19 April 2007	169	Purchase of own shares

3. Documents published and sent to shareholders

Date of publication	Document	Brief Description
8 September 2006	Interim Results	Interim Report for six months ended 30 June 2006
18 April 2007	Annual Report and Accounts	Report and Accounts for the financial year ended 31 December 2006
18 April 2007	Proxy Form	Proxy voting card for AGM 23 May 2007
18 April 2007	Notice of Meeting	Notice of AGM 23 May 2007

The Company's annual report for the twelve months to 31 December 2006 (submitted to the UK Listing Authority's viewing facility on 18 April 2007) and Interim Report for six months to the 30 June 2006 can be downloaded from Michael Page website (www.michaelpage.co.uk).

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Kelvin Stagg
Company Secretary

END

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	14:23 08-May-07
Number	2282W

RECEIVED Michael Page INTERNATIONAL

2007 JUN 12 A 8: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:2282W
Michael Page International PLC
08 May 2007

Director's shareholding

Michael Page International plc (the 'Company') announces that on 4 May 2007, Charles-Henri Dumon, an Executive Director of the Company, sold the number of Shares at the price per Share detailed below.

Number of shares sold	% of Issued Share Capital	Sale price
300,000	0.09%	£5.80p

Following these transactions, Mr Dumon's total holding in the Company is shown below.

Shares / options	Number held and % of issued share capital
Shares	1,032,997 (0.31%)
ESOS Options	190,209
Incentive Share Plan Options	329,499
Annual Bonus Plan Options	229,984

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	07:00 17-May-07
Number	7519W

Michael Page INTERNATIONAL

RNS Number:7519W
Michael Page International PLC
16 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 16th May 2007 500,000 ordinary shares at a price of 565.50 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 334,459,903 ordinary shares.

Michael Page International plc's capital consists of 334,459,903 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 334,459,903.

The above figure 334,459,903 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:35 18-May-07
Number	9034W

Michael Page
INTERNATIONAL

RNS Number:9034W
Michael Page International PLC
18 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 18th May 2007 345,000 ordinary shares at a price of 565.90 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 334,248,225 ordinary shares.

Michael Page International plc's capital consists of 334,248,225 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 334,248,225.

The above figure 334,248,225 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:17 21-May-07
Number	9919W

Michael Page
INTERNATIONAL

RNS Number:9919W
Michael Page International PLC
21 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 21st May 2007 450,000 ordinary shares at a price of 565.27 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 333,798,225 ordinary shares.

Michael Page International plc's capital consists of 333,798,225 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 333,798,225.

The above figure 333,798,225 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:19 22-May-07
Number	0607X

Michael Page
INTERNATIONAL

RNS Number:0607X
Michael Page International PLC
22 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 22nd May 2007 550,000 ordinary shares at a price of 563.00 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 333,248,225 ordinary shares.

Michael Page International plc's capital consists of 333,248,225 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 333,248,225.

The above figure 333,248,225 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	AGM Statement
Released	14:20 23-May-07
Number	1140X

RECEIVED
2007 JUN 12 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page
INTERNATIONAL

RNS Number:1140X
Michael Page International PLC
23 May 2007

Michael Page International plc announces that at today's Annual General Meeting all resolutions were duly passed by shareholders.

The result of the proxy voting on each resolution was as follows:

Meeting date:	23 May 2007
Number of cards (shareholders) at meeting date:	4
Issued share capital at meeting date:	333,248,225
Number of votes per share:	One
Meeting type AGM/EGM:	AGM

Resolution (No. as noted on proxy form)	Shares For	Shares Discretionary	Shares Against	Shares Marked As Votes Withheld *	Poll Yes / No
1. Report and Accounts for the year ended 31 December 2006	253,724,378	-	-	215,861	No
2. Declare a final dividend	253,940,239	-	-	-	No
3. Re-elect Charles-Henri Dumon as a Director	252,721,457	-	1,218,782	-	No
4. Re-elect Sir Adrian Montague as a Director	253,190,064	-	750,175	-	No
5. Re-elect Stephen Box as a Director	253,081,639	-	858,600	-	No
6. Approve Directors Remuneration Report	242,377,358	-	9,805,917	1,756,963	No
7. Re-appoint Deloitte & Touche LLP as auditors	249,979,282	-	1,341,380	2,619,576	No
8. Allotment of Shares	245,375,041	-	8,542,898	22,300	No
9. Disapplication					

of pre-emption rights	253,934,439	-	5,800	-	No
10. Purchase of Own Shares	253,939,439	-	800	-	No

* A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

In accordance with Listing Rules 9.6.2 R and 9.6.3 R, two copies of Special Resolutions 9 and 10 have been forwarded to their Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7676 1000

Kelvin Stagg, Company Secretary

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Directorate Change
Released	14:45 23-May-07
Number	1165X

Michael Page
INTERNATIONAL

23 May 2007

Michael Page International plc

Appointment of Non-Executive Director

Michael Page International plc, the specialist recruitment consultancy, announces that Ruby McGregor-Smith has today joined the Board as an independent Non-Executive Director.

Ruby is Chief Executive of MITIE Group PLC, one of the UK's market leaders in delivering facilities, engineering and property services. Ruby joined the Board of MITIE in 2002 as Group Finance Director before becoming Chief Operating Officer in 2005. She is a Chartered Accountant and has held senior financial posts at Babcock International Group PLC and Serco Group plc.

Commenting on the appointment, Sir Adrian Montague, Chairman, said:
"We are delighted to welcome Ruby to the Board. Her experience of leading MITIE, a people business with a unique dynamic culture, will be a valuable asset to Michael Page."

There are no disclosures to be made under Listing Rule 9.6.13 in respect of Ruby McGregor-Smith.

- Ends -

Enquiries:

Michael Page International plc

Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144

Financial Dynamics

David Yates/Richard Mountain	020 7269 7121

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:27 23-May-07
Number	1375X

Michael Page

INTERNATIONAL

RNS Number:1375X
Michael Page International PLC
23 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 23rd May 2007 250,000 ordinary shares at a price of 567.05 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 332,998,225 ordinary shares.

Michael Page International plc's capital consists of 332,998,225 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 332,998,225.

The above figure 332,998,225 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:05 24-May-07
Number	2189X

Michael Page
INTERNATIONAL

RNS Number:2189X
Michael Page International PLC
24 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 24th May 2007 500,000 ordinary shares at a price of 566.87 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 332,531,744 ordinary shares.

Michael Page International plc's capital consists of 332,531,744 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 332,531,744.

The above figure 332,531,744 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:24 25-May-07
Number	3029X

Michael Page
INTERNATIONAL

RNS Number:3029X
Michael Page International PLC
25 May 2007

Transaction in Own Shares

The Company purchased for cancellation on 25th May 2007 300,000 ordinary shares at a price of 565.24 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 332,231,744 ordinary shares.

Michael Page International plc's capital consists of 332,231,744 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 332,231,744.

The above figure 332,231,744 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page

INTERNATIONAL

RNS Number:3893X
Michael Page International PLC
29 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 29th May 2007 325,000 ordinary shares at a price of 568.70 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 331,906,744 ordinary shares.

Michael Page International plc's capital consists of 331,906,744 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 331,906,744.

The above figure 331,906,744 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:05 30-May-07
Number	4695X

Michael Page INTERNATIONAL

RNS Number:4695X
Michael Page International PLC
30 May 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 30th May 2007 325,000 ordinary shares at a price of 563.02 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 331,593,390 ordinary shares.

Michael Page International plc's capital consists of 331,593,390 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 331,593,390.

The above figure 331,593,390 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	14:33 31-May-07
Number	5454X

Michael Page
INTERNATIONAL

RNS Number:5454X
Michael Page International PLC
31 May 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 331,605,827 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 331,605,827.

The above figure of 331,605,827 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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END